Exhibit 21.1

Subsidiaries of Evogene Ltd.

NAME	Jurisdiction of Incorporation/Organization
Evofuel Ltd.	Israel
Evogene Inc.	Delaware
Leviev-Evogene Namibia (PTY) Ltd.	Namibia